
February 23, 2012

Via E-Mail
Robin Raina
Chief Executive Officer
Ebix, Inc.
5 Concourse Parkway, Suite 3200
Atlanta, GA 30328

      Re: Ebix, Inc.
            Form 10-K for the fiscal year ended December 31, 2010
            Filed March 16, 2011
            File No. 000-15946

Dear Mr. Raina:

We have reviewed your letter dated February 10, 2012 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated February 1, 2012, unless otherwise noted.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 21

1.   In response to prior comment 1, you indicate that the concept of "acquisitive growth" versus "organic revenue growth" becomes rather irrelevant given the dynamics and underlying operating principals of your acquisition and growth strategy, as a consequence of your efficient integration policy. Ensure that your disclosures in future filings further describe in reasonable detail your integration methodology and the impact on your ability to differentiate between revenue growth from acquisitions and revenue growth from existing operations. In this regard, it appears that you do not maintain information to

distinguish whether revenue growth is from more or less sales of acquired products/services offset by or in addition to more or less sales of existing products/services. That is, it does not appear that you have evidence to support your statements that the increase in revenue has resulted from both growth in acquisitions and growth in organic growth. Consider refraining from referring to "organic" revenue growth, unless you are able to clearly substantiate such a reference.

2. In your response to prior comment 1, you indicate that ADAM is run as an independent operating segment. Tell us whether ADAM represents a reportable segment pursuant to ASC 280-10-50-10 through 50-19 and, if so, what consideration you gave to providing the applicable disclosures in ASC 280-10-50.

3. In your response to prior comment 4 from our letter dated December 9, 2011, you indicate that you will address the comparative quantitative pro forma revenue impacts related to your business acquisitions in the MD&A section of future filings. Ensure that any discussion of pro forma revenue clearly defines the nature of the changes, without inferring that the changes are organic in nature. In this regard, you should explain how changes represent differences in existing and new products and services, as noted from your response to prior comment 2.

Income Taxes, page 24

4. You indicate in response to prior comment 4 that you will provide disclosure in your 2011 Form 10-K of the reasons for and the impact from the relatively low income tax rate in Singapore. Ensure that your disclosure also addresses the date on which the concessionary period will terminate and any reasonably expected material impact on your liquidity, capital resources and/or results of operations from the currently known trends, events and uncertainties related to these concessions, as previously requested in prior comment 7 from our letter dated December 9, 2011.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: Via E-mail
        Charles M. Harrell, Esq.
        Carlton Fields, P.A.